August 27, 2004

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	SALAMON GROUP, INC. FORM 10-SB REGISTRATION STATEMENT FILED AUGUST 6, 2004 File No. 000-50530

Dear Sir or Madam:

          Salamon Group, Inc. hereby applies to withdraw its Form 10-SB Registration Statement, File No. 000-50530 filed on August 6, 2004 since the Form 10-SB filed earlier is effective.

          Thank you for your attention to this matter.

Sincerely, /s/ John Salamon John Salamon President